255 Fiserv Drive
Brookfield, WI 53045
262-879-5000 www.fiserv.com

May 28, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Wilson

Re:	Fiserv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-14948

Dear Mr. Wilson:

The Staff provided comments by letter dated May 13, 2009 regarding the above-referenced filings of Fiserv, Inc. For the Staff’s convenience in reviewing our response, each comment has been set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Total Revenues, page 25

1.	We note your risk factor disclosure on page 11 that if you are not successful in achieving high renewal rates and favorable contract terms, your results of operations and financial condition may be adversely affected. We also note that in your fourth quarter 2008 earnings conference call presentation you quantify the impact of re-pricing of your contract with Bank of America and float on your quarterly and annual internal growth rates. Please tell us how you considered discussing whether such pricing actions represent a known trend or uncertainty that you reasonably expect will have a material impact on revenues as well as describing and quantifying how your results have been impacted by pricing pressures in the current economic environment. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

In December 2007, we acquired CheckFree Corporation (“CheckFree”). Bank of America (the “Bank”) was CheckFree’s largest client, representing approximately 19% of its stand-alone consolidated revenues in its fiscal year ended June 30, 2007. The agreement between CheckFree and the Bank was to expire by its terms on April 26, 2010. Prior to Fiserv’s acquisition of

CheckFree, CheckFree had been negotiating an extension of the contract with the Bank. Subsequent to the acquisition, we successfully completed the negotiation of a new agreement which provided for, among other matters, an extension of the term through 2013 and certain one-time pricing concessions on our part. Although we do not typically negotiate a contract extension in the middle of a then existing term, this situation was unique inasmuch as it resulted from ongoing negotiations with CheckFree’s, and now our, largest client following the largest acquisition in our history. Accordingly, we do not believe that this specific repricing event represents a known trend or uncertainty.

With respect to the market generally, as indicated in our SEC filings, we derive the majority of our revenues from long-term transaction and account-based contracts and have not granted pricing concessions to existing clients that were material in the aggregate. In addition, as reported in our Form 10-Q for the first quarter of 2009, our operating margins expanded in our Financial and Payments segments by 180 and 200 basis points, respectively, despite a difficult market environment. The current economic environment has not caused widespread, material repricings throughout our broad base of approximately 16,000 clients. Therefore, we have determined that a trend or uncertainty materially impacting our revenues is not reasonably likely to occur with respect to contract repricings. As a result, we do not believe that a discussion of this item is required by Item 303(a)(3)(ii) or (iii) of Regulation S-K. We will, however, continue to monitor the current market and pricing environment and their impact on our client base and, where appropriate, include disclosures in future filings if a material trend or uncertainty develops.

2.	In addition, we note your statement that the internal revenue growth rate in the Financial segment during 2008 was negatively impacted by slower discretionary spending by your financial institution clients. Please tell us whether you consider this to be a trend you reasonably expect to have a material impact on revenues and how you considered corresponding disclosure.

Response:

The significant majority of our revenues are derived from the sale of non-discretionary products and services to our financial institution clients. These products and services, such as account processing and electronic payment services, generally involve long-term contracts ranging from three to seven years. To a lesser extent, we also derive revenue from the sale of discretionary products and services. In our annual report on Form 10-K, we noted that our internal revenue growth rate was negatively impacted by the significant declines in home-equity processing revenues, and, to a lesser extent, the impact of slower discretionary spending. Despite continuing to experience slower discretionary spending in the first quarter, in our quarterly report on Form 10-Q for the first quarter of 2009, we focused on the two factors that we believed most materially impacted our results on a comparable year over year basis: a decline in home-equity processing revenues; and a decline in contract termination fee revenues.

We expect that financial institutions will continue to spend less on discretionary items than they would in a normal economic environment and that this will impact the revenue growth rate that we would expect to see compared to a typical economy, although the exact amount of impact is difficult to quantify. Nevertheless, because the significant majority of our revenue is derived from non-discretionary products and services, slower discretionary spending may or may not be material to a discussion of our results depending on the other events that occur during a relevant reporting period. In future filings we will discuss factors that impact our financial results, including, to the extent material, slower discretionary spending by our clients on our revenue growth rate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Intangible Assets, page 41

3.	We note your statement on page 15 of your Form 10Q for the fiscal quarter ended March 31, 2009 that you earned $15 million in contract termination revenues in your financial segment in the first quarter of fiscal 2008. Additionally, as noted above, you appear to have re-priced certain of your contracts in fiscal 2008. In light of these developments, please tell us how you have considered the impact of the current economic environment on the estimated useful life of your customer related intangible assets. See paragraph 14 of SFAS 142.

Response:

Of the $1.44 billion of customer related intangible assets on our balance sheet as of March 31, 2009, $1.26 billion, or approximately 90%, was acquired in connection with our acquisition of CheckFree in December 2007. Other than in connection with the Bank contract repricing discussed above, we have not repriced or lost significant clients of CheckFree during the 18 months since the completion of the acquisition. Our purchase price allocation for the acquisition, which was finalized in 2008, included a specific customer intangible asset for the contract with the Bank, which fair value allocation and amortization period contemplated the ultimate agreed-upon terms in the contract repricing. Of the total contract termination revenues recognized in our financial segment during the first quarter of 2008, $14 million, or more than 90%, were recognized by businesses that did not have specific customer-related intangible assets, and were received from less than 15 clients, representing about 0.1% of our approximate 16,000-client client base.

As required by paragraph 14 of SFAS 142, we evaluate the remaining useful life of our customer related intangible assets on a quarterly basis. When we evaluate the remaining useful life of our customer-related intangible assets, we consider numerous business and economic factors, including client attrition, client acquisitions, future estimated economic benefits, and cash flows related to the underlying clients. In general, we have high client retention rates because our products and services are tightly integrated into our clients’ operations and the various costs involved in changing providers are substantial. As a result of the current financial institution market, and as reflected in our year-over-year decline in contract termination revenues, acquisition activity among our clients has slowed, resulting in a decline in client attrition in 2009. We do not currently expect significant long-term changes in our client attrition rates as a result of the current market environment. In addition, because the majority of our revenue depends primarily on the number of bank accounts that we service and financial transactions that we process, rather than the number of clients we have, bank consolidations do not necessarily negatively impact the related revenue streams and associated cash flows of these customer relationships. Accordingly, we determined that the current economic environment did not warrant a revision to the remaining amortization period of such assets as of March 31, 2009 and December 31, 2008.

Note 4. Dispositions, page 45

4.	We note your disclosure that Fiserv ISS accepts retirement account deposits from clients and invests the funds in investment grade securities. Please tell us the following regarding your remaining Fiserv ISS operations:

Response:

The remaining portion of the Fiserv ISS business is principally conducted by Lincoln Trust Company (f/k/a Trust Industrial Bank). Lincoln Trust Company (“LTC”) is a Colorado industrial bank that serves as custodian and administrator for self-directed IRAs and qualified plans. In the first quarter of 2009, LTC had total revenues of $15 million and net income of $1 million. It is a 100% owned subsidiary of Fiserv, Inc. and has one office located in Denver, Colorado.

As further described below, LTC serves as custodian for self-directed retirement plans. The owner of a self-directed account may instruct LTC to place the account owner’s uninvested cash in either (1) a savings or time deposit (commonly referred to as a CD) account with LTC or (2) assets offered by third parties not affiliated with LTC and selected by such account owner. As of March 31, 2009, LTC acted as a custodian for approximately $12 billion of client-directed retirement plan assets, of which $827 million are held as FDIC insured deposits with LTC. Except for the $827 million of client account funds held on deposit with LTC, no other portion of the retirement plan assets or client-directed investments are reflected on the balance sheet of LTC because the beneficial interests in such assets are owned by the respective clients.

•	The subsidiary that is custodian for the retirement account deposits and whether this subsidiary is a FDIC member;

LTC accepts deposits and is a member of the FDIC.

•	The subsidiary that transacts the investment instructions;

An owner of a self-directed account may instruct LTC to place the owner’s money in a savings or time deposit account with LTC, or it may instruct LTC to otherwise invest such account owner’s funds. For non-deposit custodial activities, LTC accepts instructions from the account owner and executes transactions according to the owner’s instructions. For deposit related activities, LTC accepts deposits and pays interest to the account owner at a stated interest rate. Similar to any other banking institution, such deposits provide the financial institution with funds to invest for its own benefit and its own risk, which LTC does in accordance with its approved asset-liability policy.

•	Identify any investment advisor or sub-advisor and explain that entity’s role in managing and administering the retirement account investments;

Neither LTC nor any affiliate of LTC provides investment advisory services to its clients. LTC’s clients, owners of self-directed individual retirement plans, choose, on their own, whether to utilize investment advisors and, if so, who such advisors are. They also may designate a broker of record for their retirement accounts. LTC does not utilize an investment advisor or sub-advisor with regards to its own banking activities or related investments.

•	The specific type of self-directed retirement accounts, including separate description if there are more than one type of deposit account;

LTC acts as a custodian for individual retirement accounts (IRAs), IRA rollover accounts, simplified employee pension (SEP) plans, 401(k) retirement plans, 403(b) retirement plans, and defined contribution profit sharing/money purchase plans. These are all self-directed accounts. If allowed in the particular type of account identified above, account owners may elect to place funds on deposit with LTC in a savings account or a time deposit account (commonly referred to as a CD).

•	Clarify if all of the remaining Fiserv ISS retirement accounts are FDIC insured. We note no related disclosure in your Government Regulation disclosure on page 9;

The owner of a self-directed account may instruct LTC to place its uninvested cash in either (1) a savings or time deposit account with LTC or (2) assets selected by such account owner and offered by third parties unaffiliated with LTC. The portions of retirement plan assets that are on deposit with LTC are FDIC insured. Assets offered by third parties may or may not be insured, but not through LTC, depending on what the plan owner invests in. We did not, and do not, believe that a lengthy discussion of FDIC compliance for this business was or is material in light of the size of the Fiserv ISS business relative to our overall operations. We did note, however, that we were examined on a regular basis by the FDIC (first paragraph on page 9) and we included a specific risk factor regarding the conduct of the business of Fiserv ISS, including compliance with regulatory requirements (page 12).

•	Describe any limitations on the nature of investments that the account holders may invest in;

Pursuant to applicable Internal Revenue Code regulations, no part of the custodial account funds may be invested in life insurance contracts, nor may the assets of custodial accounts be commingled with other property except in a common trust (within the meaning of section 408(a)(5) of the Internal Revenue Code); and no part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m), which provides an exception for certain gold, silver and platinum coins, coins issued under the laws of any state, and certain bullion. In addition, for its own purposes, LTC reviews the administrative feasibility of certain investments based on certain characteristics. For example, LTC reviews whether the investment allows for in-kind distributions or may result in liability above the amount of the investment, in which case LTC may decline to administer such type of investment.

•	Describe how returns on and of investments, including dividends, interest, and capital gains are handled;

All returns on non-deposit client investments accrue to the benefit of the retirement plan account. Retirement plans with funds on deposit with LTC own a deposit account (savings or time account) for which they are paid a stated rate of interest. Clients do not have a beneficial interest in the investments or performance of the investments entered into by LTC on its own behalf.

•	Whether Fiserv offers any guarantees for return of principal invested or specified returns on the retirement accounts;

Neither Fiserv nor LTC guarantees the performance of or returns on any client-directed investment offered by a third party. When a client directs LTC to purchase a third party investment, and to transmit cash to a third party in return for a beneficial ownership interest in such investment, the client acknowledges that LTC does not and cannot guarantee the performance or suitability of that investment. LTC provides account owners with clear notice of this fact upon its engagement as custodian, and it provides an FDIC notification on all client statements and advertisements indicating that third party investments are not FDIC insured, that they are not guaranteed by a bank, and that they may lose value.

However, with respect to cash deposited in a savings or time account with LTC, such deposits become a liability of LTC and, to the extent allowed by law, are insured by the FDIC. LTC pays a stated rate of interest on such deposits. The rate of interest paid on savings accounts may change every seven days; rates offered on CDs are for the term of the CD only.

•

Whether the investments reported on the company’s books are the specific investments that the account holders directed the company to invest in. In this regard, we note that while you state Fiserv ISS is the custodian of “self-directed” IRAs, you also state that Fiserv ISS invests funds received as retirement account deposits in investment grade securities, which appears to imply you are controlling the investment decisions; and

The investments on our balance sheet are distinct from the specific investments in which the account holders direct us to make for their benefit. The funds that we place into investment grade securities are for our own account, using the cash that has been deposited by account owners with LTC. As noted above, account owners may elect to deposit funds with LTC in the form of savings or time accounts, which bear interest at a stated rate. Clients have no ownership of the underlying investments of LTC.

•	If these are the specific investments directed by the account holders, explain why you previously accounted for these as held-to-maturity investments.

The investments directed by account holders are not included in our consolidated balance sheet.

Note 8. Lease, Commitments and Contingencies, page 53

5.	In your disclosure regarding the Stambler litigation you disclose that a number of financial institution defendants in the cases have requested indemnification from Fiserv. Please explain to us the nature and terms of existing indemnification agreements that would provide for such indemnifications. Tell us how you considered the disclosure requirements of FIN 45 and FSP FIN 45-1, as applicable.

Response:

As is customary in our industry, most client contracts contain provisions that provide that we will defend our clients in certain situations against patent, copyright or trademark infringement associated with the use of products or services offered by us. Historically, the costs of such indemnifications have not been significant. As a result, we have not noted these indemnity obligations in our footnotes because we believe the impact of such provisions were not material to our financial condition or results of operations. In response to your comment, we propose to disclose the following in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2009:

Indemnifications and Warranties

Subject to limitations and exclusions, the Company generally indemnifies its clients from certain costs resulting from claims of patent, copyright or trademark infringement associated with such clients’ use of its products or services. The Company may also warrant to clients that its products and services will operate substantially in accordance with identified specifications. Historically, payments under such indemnification or warranty provisions have not been significant.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

General

6.	We note your February 23, 2009 press release that all of the company’s businesses have been unified under the new Fiserv brand. Please tell us your consideration of the impact of this re-branding on your trade names intangible assets, including any impact on valuation and estimated useful lives. Refer to paragraphs 11 – 17 of SFAS 142.

Response:

Our branding initiative described in our February 23, 2009 press release describes a unified “go to market” strategy in which we changed our logo from “Fiserv” in blue to “Fiserv” in orange, with further changes to the font, capitalization and punctuation. Among other reasons, this change was made to revitalize our brand by differentiating it from our competition and to energize our internal and external stakeholders.

Prior to the launch of our new logo and brand, several of our businesses sold products and services to clients using their legacy company names rather than the Fiserv name. Our new branding initiative is designed to create a sense of a single company that sells multiple integrated products and services. The registered trade names recorded as intangible assets on our balance sheet relate primarily to individual product names and our clients will continue to recognize these trade names in our selling, marketing or operating activities. For example, as indicated on pages 4 and 5 of our Form 10-K, which was filed after the above-identified February 23 press release, we continue to use a number of historical brand names, including “Premier,” with respect to our account processing products, and “CheckFree RXP,” with respect to our online banking and payments products.

We acquired approximately $80 million of our $130 million of trade name intangible assets, which includes both indefinite and finite lived intangible assets, through our acquisition of CheckFree, and, as noted above, we will continue to use the CheckFree trade name in connection with the sale of our products and services. We evaluate our indefinite lived trade names for impairment at least annually, or more frequently if required. Our re-branding effort did not have a significant impact on the fair value of our trade name intangible assets based on the strong cash flows attributable to each product line. Thus, we believe the fair value of our trade names were adequate to support the carrying value of each individual trade name on the date that we commenced our branding effort.

In addition, we reviewed each trade name intangible asset in conjunction with our unified branding strategy and we considered the potential that the value of certain trade names will diminish over time resulting in a determination that certain trade names should be amortized over finite lives instead of an indefinite period. The impact of such amortization expense due to this determination is not material to our financial results.

Note 3. Dispositions, page 4

7.	You disclose that notwithstanding the restructuring of the transaction, the assets proposed to be sold to Robert Beriault Holdings Inc. (“Holdings”) pursuant to the transaction agreements are substantially similar to the assets that were to be disposed of under the first amended and restated stock purchase agreement. Please tell us the specific assets and liabilities to be sold pursuant to the new transaction agreements, and identify any differences between what was provided for under the previous agreement with Holdings.

Response:

On April 21, 2009, we filed a Current Report on Form 8-K to report that we had entered into two new agreements related to the proposed sale of the remainder of the Fiserv ISS, a stock purchase agreement and an asset purchase agreement (the “Transaction Agreements”). Prior to the amendment, we proposed to dispose of all of the remaining operations of Fiserv ISS by selling the stock of the three entities that conducted the business: LTC, Fiserv Affinity and Fiserv Brokerage Services. Upon consummation of the transactions contemplated by the first amended and restated purchase agreement, we would no longer own any assets associated with the Fiserv ISS business. Likewise, upon consummation of the transactions contemplated by the Transaction Agreements, we will no longer own any assets associated with the Fiserv ISS business other than the stock of LTC, the seller of assets under the asset purchase agreement. The primary difference is that, prior to closing and with the consent of its account owners, LTC will transfer all deposits held on behalf of the client accounts that it maintains to other FDIC insured entities. Once these deposit liabilities are no longer reflected on LTC’s books, LTC will return any excess capital to Fiserv. Following such transfer and any return of capital, the primary remaining assets of LTC will be the client accounts (which will no longer hold any LTC deposits but may hold other assets offered by third parties unaffiliated with LTC) and the physical operating assets of LTC, which assets will be sold pursuant to the asset purchase agreement.

The purchase price under the first amended and restated stock purchase agreement was the net book value of LTC, Fiserv Affinity and Fiserv Brokerage Services. Under the second amended and restated purchase agreement, the purchase price continues to be the net book value of Fiserv Affinity and Fiserv Brokerage. As noted above, the primary difference of the two structures relates to the amount payable with respect to LTC. In the former structure, the purchase price would be based on the net book value of all of the assets currently owned by LTC. In the new structure, the purchase price will be primarily based on the book value of the operating assets of LTC, except that it will be calculated after the transfer of the deposits and potential return of excess capital to Fiserv. Notwithstanding the change in structure, the net amount to be received by Fiserv in connection with the transactions contemplated by the first amended and restated stock purchase agreement and the Transaction Agreements is not expected to be materially different.

We entered into the Transaction Agreements in order to extend the period of time for the parties to consummate the transactions contemplated thereby – until December 31, 2009 – and to restructure the transaction to address matters identified by the FDIC during the approval process. The transaction continues to be subject to FDIC and Colorado Division of Banking review and approval.

8.	We note that the Second Amended and Restated Stock Purchase Agreement and the Asset Purchase Agreement filed as Exhibit 2.1 and 2.2, respectively, to your Form 8-K filed April 21, 2008 contain certain indemnifications. Please describe and quantify for us the terms of indemnification agreements. As part of your response, tell us how you considered disclosing these indemnification agreements in your Form 10-Q, particularly with respect to the specific litigation matters mentioned in Section 2.2.2 of each agreement.

Response:

Because the transactions contemplated by the Second Amended and Restated Stock Purchase Agreement and the Asset Purchase Agreement have not closed, we do not currently owe an indemnity obligation to the buyer. Accordingly, we did not disclose any indemnity obligations in the footnotes to our consolidated financial statements.

Upon consummation of the transactions, we will be obligated, subject to the terms of both agreements, to indemnify the buyer for any losses it sustains as a result of: (i) breaches of representations and warranties; (ii) any failure on our part to perform or observe any term, provision or covenant or agreement; (iii) any legal proceedings commenced on or prior to the closing; (iv) subject to exceptions identified in the agreements, any events, facts, circumstances or omissions arising out of the operation of the Fiserv ISS business prior to closing; and (v) pre-closing tax matters. In accordance with item (iii) above, we are obligated to indemnify buyer from losses in connection with all legal proceedings commenced prior to closing, including the matter identified in Question 9 below. Based on the facts known to us, we do not believe that any of our indemnity obligations will be material.

9.	We note news articles regarding a $1 billion class action complaint filed against Fiserv alleging that funds from the self-directed retirement accounts were invested in Bernard Madoff’s firm without their knowledge. We further note news articles regarding the amended lawsuit alleging that an investment consultant sub-advised the Fiserv retirement account funds and issued several warnings about Bernard Madoff’s firm. Please tell us how you considered the disclosure requirements of AU Section 560 with respect to these pending legal matters.

Response:

The question above refers to AU Section 560, Subsequent Events; however, the first complaint pertaining to the Madoff matter was filed within the reporting period and, as such, was analyzed for disclosure under SFAS 5 and Regulation S-K. In the discussion below, we provide the staff with background information on the complaints and our analysis as it relates to disclosure in our Form 10-Q for the first quarter of 2009.

On March 19, 2009, Stephen Squires filed a lawsuit in the Superior Court of New Jersey, Essex County seeking class action status against Fiserv Investment Support Services, Fiserv, Inc., First Trust Corporation, Retirement Accounts, Inc., Fiserv Trust Company, NTC & Co., TD Ameritrade Trust Company, and Does 1-100. Mr. Squires’ suit alleges that he and a class of “hundreds” lost an unstated amount of money by investing in self-directed IRAs for which subsidiaries of Fiserv, Inc. acted as custodian. The Complaint includes causes of action for negligent misrepresentation, negligence, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract, unjust enrichment, and gross mismanagement. On May 27, 2009, the plaintiff withdrew his complaint and the case was dismissed.

On April 2, 2009, Eric D. Weinstein filed a lawsuit in the U.S. District Court for the District of Colorado seeking class action status against Fiserv, Inc., Fiserv Trust Company, NTC & Co., Trust Industrial Bank, Robert Beriault Holdings, Inc., Lincoln Trust Company, TD Ameritrade Online Holdings Corp. and TD Ameritrade Holding Corporation. Mr. Weinstein’s suit alleges that he and a class of 800 members lost up to $1 billion by investing in self-directed IRAs for which subsidiaries of Fiserv, Inc. acted as custodian. The Complaint, as amended, includes causes of action for breach of fiduciary duty, common law fraud, negligence, aiding and abetting breach of fiduciary duty, and unjust enrichment.

On May 27, 2009, Max Rutman, Betty Smelin, and Raanan Smelin filed a lawsuit in the U.S. District Court for the District of Colorado seeking class action status against Fiserv, Inc., Fiserv Trust Company, Retirement Accounts, Inc., NTC & Co. LLP, Trust Industrial Bank, Lincoln Trust Company, Robert Beriault Holdings, Inc., TD Ameritrade Online Holding Corp. and TD Ameritrade Holding Corporation. The allegations in the Complaint are similar to those made in the Weinstein matter described above.

Following the commencement of these lawsuits, we and LTC, which, as noted in our previous responses, is the subsidiary that principally operates the remainder of the Fiserv ISS business, have examined the operations of LTC and have begun to mount our defense. We concluded that the suits were not required to be included in our Form 10-Q for the period ended March 31, 2009 under SFAS 5, which requires us to discuss contingent liabilities if there is at least a reasonable possibility of a loss occurring. Similarly, we do not believe that disclosure was required by Item 303(a) or Item 103 of Regulation S-K because we do not believe that this matter will have a material effect on our liquidity, capital resources or results of operations. Specifically, based on the facts known to us today, we believe that:

•	the suits are meritless because, among other things, there is no evidence that suggests negligence or wrongdoing on our part;

•	LTC has complied in all material respects with the agreements that it had with its clients;

•

the fact that plaintiffs have made unsubstantiated allegations in a complaint should not alone compel disclosure, particularly if the facts that we believe to be true are not consistent with those alleged; and

•	there is a remote probability that the expenses to be incurred in connection with these matters will be material.

As is always the case, we will monitor developments in the lawsuits and evaluate, on a quarterly basis, whether we believe additional disclosure is required.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5517.

Very truly yours,

/s/ Charles W. Sprague
General Counsel

cc:	Joyce Sweeney
Mark Shannon

Foley & Lardner LLP
Benjamin F. Garmer, III
John K. Wilson